UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                           Commission File Number: 000-7898
                                                                   --------

                           Grey Global Group Inc.
            ---------------------------------------------------
           (Exact name of registrant as specified in its charter)

                              777 Third Avenue
                             New York, New York
                                   10017
                               (212) 546-2000
      ---------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $0.01 per share ("Common")
Limited Duration Class B Common Stock, par value $0.01 per share ("Class B")
 5% Contingent Convertible Subordinated Debentures due 2033 ("Debentures")
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          (Title of each class of securities covered by this Form)

                                    None
      ---------------------------------------------------------------
        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


  Rule 12g-4(a)(1)(i)     |X| Common/Class B     Rule 12h-       |_|
                                                 3(b)(1)(ii)
  Rule 12g-4(a)(1)(ii)    |_|                    Rule 12h-       |_|
                                                 3(b)(2)(i)
  Rule 12g-4(a)(2)(i)     |_|                    Rule 12h-       |_|
                                                 3(b)(2)(ii)
  Rule 12g-4(a)(2)(ii)    |_|                    Rule 15d-6      |X| Debentures
  Rule 12h-3(b)(1)(i)     |X| Common/Class B

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share                                   1
                                                                         ----

Limited Duration Class B Common Stock, par value $0.01 per share          1
                                                                         ----

5% Contingent Convertible Subordinated Debentures due 2033                12
                                                                         ----

     Pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated as of September 11, 2005, by and among WPP Group plc ("WPP"), Abbey Merger Corporation, a wholly owned subsidiary of WPP ("Abbey"), and Grey Global Group Inc. ("Grey"), on March 7, 2005 Grey was merged with and into Abbey, with Abbey being the surviving corporation in the merger and remaining as a wholly owned subsidiary of WPP. In the merger, each outstanding share of Common and Class B was converted into the right to receive WPP shares or cash consideration in accordance with the Merger Agreement. Following the merger, Abbey changed its name to "Grey Global Group Inc." In connection with the merger, WPP became fully and unconditionally obligated with respect to all of Grey's payment obligations and substantially all of the issuer's other obligations under the Debentures. Abbey expects to avail itself of the exemption provided by Rule 12h-5 under the Securities Exchange Act to the filing requirements of
Section 15(d) of that Act to which it may be subject with respect to the year ended December 31, 2004.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Grey Global Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            GREY GLOBAL GROUP INC.


DATE:  March 8, 2005                        By:   /s/ Steven G. Felsher
                                               --------------------------------
                                               Name:  Steven G. Felsher
                                               Title: Vice Chairman, Chief
                                                      Financial Officer and
                                                      Treasurer